Exhibit 99.2

9 May 2019

SUBSCRIPTION AGREEMENT

relating to ordinary shares in Atlantica Yield plc

between

Atlantica Yield plc

as Issuer

and

Algonquin Power & Utilities Corp.

as Investor

Subscription Agreement

Between:	(1)	Atlantica Yield plc, a public limited company organized and existing under the laws of England and Wales, United Kingdom;

		hereinafter referred to as the “Issuer”;

And:	(2)	Algonquin Power & Utilities Corp.;

		hereinafter referred to as the “Investor”;

		The parties sub (1) and (2) above are hereinafter referred to as the “Parties” and each individually as a “Party”.

Whereas:

(A)	The Issuer and Investor have agreed to enter into an enhanced cooperation agreement (the “Cooperation Agreement”).

(B)

As part of the collaboration between the Issuer and the Investor, the latter wishes to invest an aggregate amount of USD 29,999,991 (the “Subscription Amount”) in the equity of the Issuer through a private placement.

(C)

The Investor has agreed that AAGES (AY Holdings) B.V., one of its majority-owned subsidiaries (the “Investor’s Subsidiary”) will indirectly subscribe for Ordinary Shares (as defined below) on the terms and subject to the conditions set forth in this Agreement.

It is agreed as follows:

1	Definitions and Interpretation

1.1	Definitions

Account has the meaning given to it in Article 2.4.3.

Affiliate shall have the same meaning as in the Shareholders Agreement.

Agreement means this subscription agreement.

Board of Directors means the Issuer’s board of directors.

Business Day means a day which is not a Saturday, a Sunday or bank or other official public holiday in Toronto, Canada, New York, United States, Madrid, Spain or London, United Kingdom.

Closing shall mean the closing of the transactions contemplated by this Agreement.

Closing Date shall mean 28 May 2019, unless otherwise mutually agreed to in writing by the Parties.

Cooperation Agreement has the meaning given to it in Recital (A) of this Agreement.

Date of this Agreement means the date on which the Agreement is entered into.

Investor’s Subsidiary has the meaning given to it in Recital (C) of this Agreement.

Ordinary Shares shall mean ordinary shares of US$0.01 each in the capital of the Issuer.

Shareholders Agreement shall mean the Shareholders Agreement by and among Algonquin Power & Utilities Corp., Abengoa-Algonquin Global Energy Solutions B.V. and Atlantica Yield plc, dated as of 5 March 2018, as supplemented and amended from time to time.

Subscription Amount has the meaning given to it in Recital (B) of this Agreement.

Subscription Shares has the meaning given to it in Article 2.1 of this Agreement.

1.2	Interpretation

1.2.1	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.

1.2.2

The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, paragraph or other subdivision.

1.2.3

All periods of time set out in this Agreement shall be calculated from midnight to midnight. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, it shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)).

2	Share Subscription

2.1

The Investor hereby applies for the issue to a nominee (the “Computershare Nominee”) of the Issuer’s depositary Computershare Trustee (Jersey) Limited (the “Depositary”) at Closing of 1,384,402 Ordinary Shares (the “Subscription Shares”), to be credited as fully paid, in consideration of the payment by the Investor to the Issuer of the Subscription Amount, and the Issuer agrees to allot and issue the Subscription Shares in accordance with the terms of this Agreement.

As soon as practicable after the date of this Agreement and in any event prior to Closing, the Investor and the Issuer shall enter into a depositary agreement with the Depositary providing for the issue of depositary receipts representing the Subscription Shares (the “Depositary Receipts”) to the broker(s) of the Investor’s Subsidiary (such broker(s) as designated by the Investor to the Issuer in writing within five (5) Business Days of the date of this Agreement) (the “Brokers”) in their capacity as custodian(s) for the Investor’s Subsidiary.

The Parties will work together to seek to ensure that the allotment and issuance of the Subscription Shares are structured in a manner intended to ensure that neither (a) the issue of the Subscription Shares to the Computershare Nominee as custodian, nor (b) any subsequent transfer of those shares from the Computershare Nominee to Cede & Co, as nominee of The Depositary Trust Company, are subject to stamp duty or stamp duty reserve tax in the United Kingdom.

2.2	Rights attaching to the shares

The Subscription Shares shall be identical and rank pari passu in all respects with the existing issued Ordinary Shares including, without limitation, the right to receive any dividend whose record date falls at or after the Closing Date.

2.3	Closing

2.3.1	The Closing shall occur on the Closing Date.

2.3.2	On the Closing Date:

(i)

the Investor shall pay the full Subscription Amount in U.S. dollars to the U.S. dollar-denominated account in the Issuer’s name with the bank account to be communicated by the Issuer to the Investor in writing at least three (3) Business Days prior to Closing (the “Account”). Any bank charges, costs and expenses relating to this payment shall be borne by the Investor; and

(ii)	promptly following receipt of the Subscription Amount:

(a)	the Issuer will allot and issue the Subscription Shares to the Computershare Nominee, credited as fully paid;

(b)

the Issuer will instruct, and the Investor will cause the Broker(s) to instruct, the Depositary to issue the Depositary Receipts to the Broker(s) in their capacity as custodian(s) for the Investor’s Subsidiary; and

(c)	the Investor shall cause the Brokers to accept the Depositary Receipts.

3	Representations and Warranties

Each Party represents and warrants to the other on the Date of this Agreement and at the Closing that:

3.1	Validity of the Agreement. This Agreement has been duly authorized and executed by the it and constitutes a valid and legally binding obligation of it.

3.2

Consents. All necessary consents, authorisations, notifications, actions or other things required to be taken, fulfilled or done by it in accordance with applicable law (including without limitation the obtaining of any consent or license or the making of any filing or registration or the obtaining of any shareholder approval) for the subscription of the Subscription Shares pursuant to this Agreement, the carrying out of the other transactions contemplated by this Agreement or the compliance by it with the terms of this Agreement have been obtained or made and are, or will on Closing be, in full force and effect.

4	Costs – Expenses

Each Party shall bear its own costs and expenses (including legal and other advisory fees) incurred in connection with the preparation of this Agreement, and all related agreements and transactions. The Investor shall bear the costs and expenses of Computershare and its legal counsel to the extent the Issuer is liable for such costs and expenses.

5	No Assignment

Except with the prior written consent of the other Party, neither of the Parties hereto shall be entitled to transfer or assign any of its rights or obligations under this Agreement, provided, however, that the Investor may freely assign and novate its rights and obligations to any of its Affiliates.

6	Specific Performance

The Parties acknowledge and agree that damages would not be an adequate remedy for any breach of the provisions of this Agreement and accordingly each Party shall, without prejudice to any other rights or remedies which it may have, be entitled without proof of special damage to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of the provisions of this Agreement.

7	Severability

7.1

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

7.2

In such case, each Party shall use its best efforts to immediately negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

8	Communications

Sections 10.3 to 10.5, 10.10 and 10.12 of the Shareholders Agreement shall apply to this Agreement, mutatis mutandis, as if they had been fully set forth herein.

9	Governing Law and Jurisdiction

9.1	Governing Law

Section 10.13 of the Shareholders Agreement shall apply to this Agreement, mutatis, mutandis, as if it had been fully set forth herein.

9.2	Jurisdiction

Section 10.14 of the Shareholders Agreement shall apply to this Agreement, mutatis mutandis, as if it had been fully set forth herein.

9.3	Process Agent

9.3.1

The Investor shall appoint an agent in England for service of process and any other documents in proceedings in connection with this Agreement (the “Agent”), whether the proceedings are in England or elsewhere, within ten (10) Business Days following the date of this Agreement.

9.3.2	The Investor hall notify the Company in writing as soon as reasonably practicable once the Agent is appointed as well as any change thereof.

9.3.3	Any claim form, judgment or other notice of legal process shall be sufficiently served on the Investor if delivered to the Agent at the address notified to the Company pursuant to clause 9.3.2 above.

9.3.4

If for any reason the Agent appointed by the Investor at any time ceases to act as such, the Investor shall promptly appoint another such Agent and promptly notify the Issuer of the appointment and the new Agent’s name and address.

9.3.5

If the Investor does not appoint an Agent within ten (10) Business Days following the date of this Agreement or does not appoint a replacement Agent pursuant to clause 9.3.4 above within seven (7) Business Days of such cessation, then the Issuer can make such appointment on behalf of, and at the expense of, the Investor and if it does so, it shall promptly notify the Investor of the new Agent’s name and address.

Atlantica Yield plc

/s/ Santiago Seage
Name: Santiago Seage
Title: Director

Algonquin Power & Utilities Corp.

/s/ Ian Robertson	/s/ Chris Jarrett
Name: Ian Robertson	Name: Chris Jarrett
Title: Chief Executive Officer	Title: Vice Chair